05037333

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46301

RECEIVED FEB 28 2005 MAIL PROCESSING WASH. D.C. 213 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2004** (MM/DD/YY) AND ENDING **12/31/2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gemini Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 East 41st Street, Suite 1702
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel **(212) 779-9110**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Isaac Schinazi**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Gemini Financial Corporation**, as of **December 31**, 20 **04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 05

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEMINI FINANCIAL CORPORATION

DECEMBER 31, 2004

INDEX

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Gemini Financial Corporation

We have audited the accompanying statement of financial condition of Gemini Financial Corporation as of December 31, 2004 and the related statements of operations, changes in stockholders' deficit, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gemini Financial Corporation at December 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has recurring losses, limited operating revenues and an accumulated deficit, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 25, 2005

GEMINI FINANCIAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$	30,938
Deposit with clearing broker (Note 3)		55,087
Receivable from clearing broker		108
Commissions receivable (Note 3)		10,958
Receivable from officer		3,091
Other assets		14,018
TOTAL ASSETS	$	114,200

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to clearing broker	$	5,564
Accounts payable and accrued expenses		21,602
TOTAL LIABILITIES		27,166
Commitments and contingent liabilities (Note 7)		
Stockholders' Equity		
Common stock, $.01 par value, authorized 8,000 shares, issued and outstanding, 5,288 shares (Note 6)		53
Additional paid-in capital (Note 6)		512,419
Accumulated deficit		(395,438)
Treasury stock, at cost		(30,000)
Total Stockholders' Equity		87,034
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	114,200

The accompanying notes are an integral part of these financial statements.

GEMINI FINANCIAL CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commissions	$	50,126
Syndicate income		304,585
Interest and other		1,715
		356,426
Expenses:		
Commissions		148,065
Consulting fees		141,355
Occupancy		57,286
Communications and data		23,288
Professional fees		22,922
Regulatory fees		7,679
Errors		5,724
Interest		1,596
Other expenses		28,547
Total Expenses		436,462
Net loss	$	(80,036)

The accompanying notes are an integral part of these financial statements.

GEMINI FINANCIAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Totals
Balances at January 1, 2004	1,888	$ 19	$ 159,481	$ (315,402)	$ (30,000)	$ (185,902)
Capital contribution	-	-	44,600	-	-	44,600
Sub loan exchange for stock	3,400	34	308,338	-	-	308,372
Net loss	-	-	-	(80,036)	-	(80,036)
Balances at December 31, 2004	5,288	$ 53	$ 512,419	$ (395,438)	$ (30,000)	$ 87,034

The accompanying notes are an integral part of these financial statements.

GEMINI FINANCIAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2004

Balance, January 1, 2004	$	307,074
Increases:		
Accrued interest		1,298
Decreases:		
Loan converted to common stock		(308,372)
Balance, December 31, 2004	$	-

The accompanying notes are an integral part of these financial statements.

GEMINI FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2004
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(80,036)
Adjustments to reconcile net income to net cash provided by operating activities:		
Interest expense added to subordinated loan		1,298
Changes in operating assets and liabilities:		
Decrease in deposit with clearing broker		41,565
Decrease in receivable to clearing broker		77
(Increase) in commissions receivable		(7,891)
Decrease in other receivable		36,000
Increase in payable to clearing broker		4,397
Increase in accounts payable and accrued expenses		13,602
(Decrease) in corporate taxes payable		(455)
Total adjustments		88,593
NET CASH PROVIDED BY OPERATING ACTIVITIES		8,557
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution-officer		9,200
CASH PROVIDED BY FINANCING ACTIVITIES		9,200
NET INCREASE IN CASH		17,757
CASH		
Beginning of year		13,181
End of year	$	30,938
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	$	1,596
State and local taxes paid	$	455

Supplemental schedule of non cash investing and financing activities:
The subordinated loan and accrued interest payable of $308,372 was converted into 3,400 shares of common stock in January, 2004.
During 2004, the President contributed $35,400 of a loan payable to him as additional paid in capital.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Gemini Financial Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is registered as an introducing broker with the Commodity Futures Trading Commission (CFTC). The Company is also a member of the National Association of Securities Dealers, Inc. (NASD) and the National Futures Association (NFA). The Company's business is primarily comprised of agency and syndicate transactions.

Going Concern Consideration

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has recurring losses, limited operating revenues and an accumulated deficit. The Company reported a loss from operations of $80,036 for the year ended December 31, 2004. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. During 2005, management of the Company intends to build the business through investment banking and increased commission business. Additionally, management plans to contribute capital as required. There can be no assurance that management's plans, as described above, will be realized. If the Company is unable to generate sufficient revenues or raise sufficient additional capital, there could be a material adverse effect on the financial position, results of operations and cash flows of the Company.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a settlement-date basis. There is no material difference between the trade date and settlement date basis of reporting.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company complies with statement of financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying value of financial instruments including cash, receivables and accounts payable, approximates their fair value at December 31, 2004 due to the relatively short-term nature of these instruments.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncement

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS No. 150 did not have a material effect on the Company's financial position.

NOTE 3- RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

Amounts receivable from the Company's clearing organization at December 31, 2004, consist of the following:

	Receivable	Payable
Deposit with clearing broker	$ 55,087	$ -
Commissions receivable	10,958	-
Receivable from clearing broker	108	-
Payable to clearing broker	-	5,564
	$ 66,153	$ 5,564

NOTE 4- INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended December 31, 2004 consists of the following:

	Current	Deferred	Total
Federal	$ (18,000)	$ 18,000	$ -
State and local	(13,000)	13,000	-
	$ (31,000)	$ 31,000	-

NOTE 4- INCOME TAXES (continued)

Deferred Income Taxes

At December 31, 2004, the Company has net operating losses of approximately $249,000, $246,000, $234,000 and $80,000, available for carryforward, for federal, state and city income tax purposes, respectively. These carryforwards will expire in various amounts through the year 2024. The net operating loss carryforwards, produce a deferred tax benefit of approximately $300,000 for which the Company has established a valuation allowance in the same amount due to the uncertainty of realization.

NOTE 5- LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company converted a $308,372 subordinated borrowing from a stockholder that was in accordance with an agreement approved by the NASD and the NFA on its maturity date of January 31, 2004 into 3,400 shares of common stock.

NOTE 6- STOCKHOLDER EQUITY

The Company incurred its authorized shares to 8,000 from 3,000. During January, 2004 the Company issued 3,400 common shares in exchange for a $308,372 subordinated borrowing. During 2004 the President contributed $35,400 of loans due him plus $9,200 of cash to additional paid in capital.

NOTE 7- COMMITMENTS

The Company is obligated under an office lease expiring August 2006. In addition to base rent, the lease provides for the Company to pay operating expenses over base period amounts.

Future minimum annual rental payments under this lease are as follows:

Year ending December 31,		Amount
2005	$	56,258
2006		37,505
	$	93,763

Rent expense for the year ended December 31, 2004 was $57,288.

NOTE 8- NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and the NFA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2004, the Company's net capital was $69,925, which was $180,075 below its minimum requirement of $250,000.

NOTE 9- EXEMPTIONS

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

As the Company does not carry customer accounts for trading on U.S. Commodity Exchanges, it neither computes nor segregates funds pursuant to Section 4d(2) of the Commodity Exchange Act and the regulations thereunder.

As the Company does not carry customer accounts for trading on Foreign Commodity Exchanges, it neither computes nor segregates funds pursuant to Regulation 30.7 of the CFTC.

NOTE 10- OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions for these securities transactions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from the clearing broker is pursuant to this clearance agreement. The clearance agreement requires that the Company maintain net capital of at least $50,000.

NOTE 10- OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK (continued)

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Additionally, the Company and the clearing broker monitor the accounts that might give rise to such contingencies to prevent them from materializing.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

NOTE 11- CASH HELD IN SEGREGATED ACCOUNTS FOR CUSTOMERS

From time to time, the Company has held cash received from customers in segregated bank accounts in connection with private placement investments. Though these amounts were not held in escrow accounts in conformity with SEC Rule 15c2-4, the funds were not used in the ordinary course of the Company's business, but held separatly from the Company's assets. This resulted in the Company having a minimum net capital requirement, on a technical basis, of $250,000 rather than the normal $50,000 under which it believed it was operating. This error was corrected as soon as it was discovered in 2005.

NOTE 12- SUBSEQUENT EVENTS

During January, 2005 the Company's net capital dropped below its minimum net capital requirement of $50,000 at which time it ceased doing business until it can be have enough capital to meet its requirements.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

GEMINI FINANCIAL CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL:				
Stockholders' equity			$	87,034
Less non-allowable assets and deductions:				
Other assets	$	14,018		
Other receivable		3,091		
				17,109
NET CAPITAL			$	69,925
TOTAL AGGREGATE INDEBTEDNESS			$	27,166
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)			$	1,811
MINIMUM NET CAPITAL DOLLAR REQUIREMENT			$	250,000
MINIMUM NET CAPITAL REQUIRED			$	250,000
EXCESS NET CAPITAL ($69,925 - $250,000)			$	(180,075)
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$	27,166		
NET CAPITAL	$	69,925		38.85%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

GEMINI FINANCIAL CORPORATION

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2004

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

Board of Directors
Gemini Financial Corporation
New York, New York

In planning and performing our audit of the financial statements of Gemini Financial Corporation (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Gemini Financial Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 25, 2005

GEMINI FINANCIAL CORPORATION

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2004
WITH SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITOR